PARK NATIONAL CORPORATION
50 North Third Street
Post Office Box 3500
Newark, Ohio  43058-3500
(740) 349-8451
www.parknationalcorp.com

February 28, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Park National Corporation
Commission File No.: 1-13006
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010

Ladies and Gentlemen:

On behalf of Park National Corporation (the “Company”), transmitted herewith for filing is the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”).  The consolidated financial statements for the fiscal year ended December 31, 2010 incorporated by reference into the Company’s Form 10-K from the Company’s 2010 Annual Report, reflect no changes from the preceding year in any accounting principle or practice or in the method of applying any such principle or practice, other than as disclosed in Note 1 of the Notes to Consolidated Financial Statements.

If you have any questions concerning the accompanying Form 10-K, please call the undersigned at (740) 349-3792.

Very truly yours,

/s/ John W. Kozak

John W. Kozak
Chief Financial Officer

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